

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 6, 2016

Saúl Villarreal
Chief Financial Officer
Grupo Aeroportuario del Pacífico, S.A.B. de C.V.
Avenida Mariano Otero No. 1249-B
Torre Pacífico, Piso 6
Col. Rinconada del Bosque
44530 Guadalajara, Jalisco
Mexico

> **Re: Grupo Aeroportuario del Pacífico, S.A.B. de C.V.**
> **Form 20-F for Fiscal Year Ended December 31, 2015**
> **Filed April 20, 2016**
> **File No. 001-32751**

Dear Mr. Villarreal:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2015

General

1. Please ensure the same chronological order of the data from left to right in your document. In this regard, you have presented Selected Financial Data in Item 3 and tabular data in Item 5 oldest to newest, while you have presented tabular data in your financial statements newest to oldest. Refer to SAB Topic 11E for guidance.

Amendment No.1 to Form 20-F for the Year Ended December 31, 2015

2. Pursuant to Rule 12b-15 of Regulation 12B, amendments filed pursuant to this section must set forth the complete text of each item as amended. In the explanatory note of your

amended filing, you state that this amendment replaces the previously filed Accountant's Report with the corrected version of the Accountant's Report. Accordingly, the entirety of Item 18 for which the Accountant's Report is a part, inclusive of a full set of financial statements and accompanying notes, must be included in your amended filing. Please file an amended filing that complies with the cited guidance. Note that the amended filing is to be accompanied by all certifications, updated as appropriate.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Amy Geddes at 202-551-3304 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3380 with any other questions.

Sincerely,

/s/ Lyn Shenk

Branch Chief
Office of Transportation and Leisure